EAGLE TEST SYSTEMS, INC.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
(847) 367-8282

June 20, 2005

VIA EDGAR

Mr. David Ritenour
Ms. MaryBeth Breslin
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 60089

Re:	Eagle Test Systems, Inc.
Rule 477 Application for Withdrawal on Form RW
Registration Statement on Form S-1 (File No. 333-117274)

Dear Mr. Ritenour and Ms. Breslin:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Eagle Test Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-117274) filed with the Commission on July 9, 2004, and amended on August 12, 2004 and September 10, 2004, together with all exhibits thereto (the “Registration Statement”). The Company is requesting to withdraw the Registration Statement because the proposed public offering of common stock under the Registration Statement was abandoned due to unfavorable market conditions. The Registration Statement was not declared effective and the Company confirms that no shares of common stock were sold or will be sold pursuant to the Registration Statement.

     If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (847) 367-8282 or Michael S. Turner of Goodwin Procter LLP, the Company’s legal counsel, at (617) 570-1163.

Sincerely,

/s/ Theodore Foxman

Theodore Foxman Chief Operating Officer

cc:	Eagle Test Systems, Inc.
Leonard Foxman
Stephen J. Hawrysz
Goodwin Procter LLP
John R. LeClaire, P.C.
Michael S. Turner, Esq.
Wilson Sonsini Goodrich and Rosati, P.C.
Trevor J. Chaplick, Esq.